                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 17)

                                 Presstek, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   741113 10 4
                                 (CUSIP Number)

                                December 31, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[ ]  Rule 13d-1(c)

[X]  Rule 13d-1(d)

CUSIP NO. 741113 10 4                 13G                      PAGE 2 OF 6 PAGES


--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
    DR. LAWRENCE HOWARD
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
    UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
               5  SOLE VOTING POWER
                  1,244,005
  NUMBER OF    -----------------------------------------------------------------
   SHARES      6  SHARED VOTING POWER
BENEFICIALLY      344,823
  OWNED BY     -----------------------------------------------------------------
    EACH       7  SOLE DISPOSITIVE POWER
  REPORTING       1,244,005
 PERSON WITH   -----------------------------------------------------------------
               8  SHARED DISPOSITIVE POWER
                  344,823
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    1,588,828
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                             [ ]
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
    4.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON *
    IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 741113 10 4                 13G                      PAGE 3 OF 6 PAGES


ITEM 1.

          (A)  NAME OF ISSUER

               Presstek, Inc.

          (B)  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

               55 Executive Drive, Hudson, NH 03051-4903

ITEM 2.

          (A)  NAME OF PERSON FILING:

               Dr. Lawrence Howard

          (B)  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               c/o Hudson Partners, LP, 660 Madison Ave., 14th Floor, New York, NY 10021

          (C)  CITIZENSHIP:

               United States of America

          (D)  TITLE OF CLASS OF SECURITIES:

               Common Stock

          (E)  CUSIP NUMBER:

               741113 10 4

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13D-1(B) OR SECTIONS 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

          (b)  [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
               78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

          (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E);

CUSIP NO. 741113 10 4                 13G                      PAGE 4 OF 6 PAGES


          (f)  [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

          (g)  [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (25 U.S.C. 80a-3);

          (j)  [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

          None of the above.

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in ITEM 1.

          (a)  AMOUNT BENEFICIALLY OWNED:

               Dr. Howard may be deemed to beneficially own 1,588,828 shares of Common Stock as of December 31, 2005. Such shares were held as follows:

               Dr. Howard is the beneficial owner of 1,244,005 shares of Common Stock, of which 50,000 represent shares subject to options exercisable within 60 days of December 31, 2005. Dr. Howard may be deemed to exert sole voting and investment power over such securities. Dr. Howard is also the owner of 23% of the Member Interests of a limited liability company that is the record owner of 110,503 shares of Common Stock. Dr. Howard's daughter owns the other 77% of the Member Interests of the limited liability company. Dr. Howard and Dr. Howard's wife are the Managing Members of the limited liability company. Dr. Howard may be deemed to exert shared voting and investment power over all of the securities held by such limited liability company. Dr. Howard is also the owner of 20% of the Member Interests of another limited liability company that is the record owner of 182,195 shares of Common Stock. Dr. Howard's daughter and son own the other 80% of the Member Interests of the limited liability company. Dr. Howard and Dr. Howard's wife are the Managing Members of the limited liability company. Dr. Howard may be deemed to exert shared voting and investment power over all of the securities held by such limited liability company.

CUSIP NO. 741113 10 4                 13G                      PAGE 5 OF 6 PAGES


               Dr. Howard's wife is the record owner of 35,000 shares of Common Stock. Dr. Howard's wife is also the record owner, as custodian for Dr. Howard's minor children, of 9,500 shares of Common Stock. Dr. Howard's daughter is the record owner of 7,625 shares. Dr. Howard may be deemed to exert shared voting and investment power over such securities.

          (b)  PERCENT OF CLASS: 4.5%.

               The foregoing percentage is calculated based on 35,356,049 shares of Common Stock reported by the Issuer to be outstanding as of November 3, 2005 in its report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2005.

          (c)  Reference is made to Items Nos. 5-9 of the Cover Sheet.

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

          [x]

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

          Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

          Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

          Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

          Not applicable.

ITEM 10. CERTIFICATION.

          Not applicable.

CUSIP NO. 741113 10 4                 13G                      PAGE 6 OF 6 PAGES


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2006
                                        (Date)


                                        /s/ Lawrence Howard
                                        ----------------------------------------
                                        (Signature)

                                        Dr. Lawrence Howard
                                        (Name/Title)